EXHIBIT 12.1

ARDEN REALTY LIMITED PARTNERSHIP
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS, EXCEPT RATIOS)

	ARDEN REALTY LIMITED PARTNERSHIP
	For the Years Ended December 31,
	2004		2003		2002		2001		2000
Earnings Available to Cover Fixed Charges:
Net income	$79,791		$65,994		$77,663		$106,257		$105,209

Add:
Interest Expense(1)	89,515		93,767		88,516		84,195	(2)	78,406	(2)

Total Earnings Available to Cover Fixed Charges	$169,306		$159,761		$166,179		$190,452		$183,615

Fixed Charges:
Interest Expense(1)	$89,515		$93,767		$88,516		$84,195		$78,406
Interest Capitalized	936		2,496		5,646		9,095		12,646
Preferred Distributions	4,309	(3)	4,312		4,312		4,312		4,312

Total Fixed Charges	$94,760		$100,575		$98,474		$97,602		$95,364

Ratio of Earnings to Fixed Charges	1.79	x	1.59	x	1.69	x	1.95	x	1.93	x

(1)	Includes interest expense for a property currently classified as “held for disposition.”

(2)	Includes approximately $2.5 million and $0.8 million of interest capitalized on an office property that was classified as part of discontinued operations for the years ended December 31, 2001 and 2000.

(3)	Includes approximately $1.1 million allocated to the preferred partners relating to the original issuance costs of the Preferred OP Units which were redeemed on September 28, 2004.